

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2014

<u>Via E-mail</u>
Steven D. Becker
President
TC PipeLines, LP
717 Texas Street, Suite #2400
Houston, TX 77002

   Re: **TC PipeLines, LP**
      Registration Statement on Form S-3
      Filed June 4, 2014
      Response dated June 18, 2014
      File No. 333-196523

Dear Mr. Becker:

  We have limited our review of your response dated June 18, 2014 to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus, cover page</u>

1. We note your intention to include the market price in a prospectus supplement. However, consistent with Instruction 2 to Item 501(b), if you will offer the securities at the market price, the prospectus should state as much at the time of effectiveness. Please revise to disclose the market and market price as of the latest practicable date.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Dean Brazier, Staff Attorney, at 202.551.3485 or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara Ransom
Assistant Director

cc: Brett Cooper